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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           AMENDMENT NO. 2

                         BIOFIELD CORPORATION
----------------------------------------------------------------------
                           (Name of Issuer)


               COMMON STOCK, PAR VALUE $0.001 PER SHARE
----------------------------------------------------------------------
                    (Title of Class of Securities)


                              090591108
            ------------------------------------------------
                            (CUSIP Number)

                       DAVID J. GREENWALD, ESQ.
                         GOLDMAN, SACHS & CO.
                           85 BROAD STREET
                       NEW YORK, NEW YORK 10004
                            (212) 902-1000
            ------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized
                to Receive Notices and Communications)

                           OCTOBER 17, 1997
            ------------------------------------------------
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 090591108                 Page 2 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          THE GOLDMAN SACHS GROUP, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          AF-OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                5,833

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            2,160,793

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              5,833

                10  SHARED DISPOSITIVE POWER

                         2,160,793

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,166,626

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.6%

14  TYPE OF REPORTING PERSON*

          HC-PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                             SCHEDULE 13D

CUSIP No. 090591108                 Page 3 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           GOLDMAN, SACHS & CO.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          AF-OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [X]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            2,160,793

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              0

                10  SHARED DISPOSITIVE POWER

                         2,160,793

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,160,793

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          28.5%

14  TYPE OF REPORTING PERSON*

          BD-PN-IA


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                             SCHEDULE 13D

CUSIP No. 090591108                 Page 4 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          GS CAPITAL PARTNERS, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            1,944,720

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              0

                10  SHARED DISPOSITIVE POWER

                         1,944,720

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,944,720

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          26.0%

14  TYPE OF REPORTING PERSON*

          PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                             SCHEDULE 13D

CUSIP No. 090591108                 Page 5 of 28 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          GS ADVISORS, L.P.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            1,944,720

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              0

                10  SHARED DISPOSITIVE POWER

                         1,944,720

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,944,720

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          26.0%

14  TYPE OF REPORTING PERSON*

          PN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                    AMENDMENT NO. 2 TO SCHEDULE 13D
                    RELATING TO THE COMMON STOCK OF
                            BIOFIELD CORP.


          GS Capital Partners, L.P. ("GSCP"), GS Advisors, L.P. ("GS Advisors, L.P."), Goldman Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, together with GSCP, GS Advisors, L.P. and Goldman Sachs, the "Filing Persons")* hereby amend the statement on Schedule 13D (as amended, the "Schedule 13D"), dated March 19, 1996, as amended by Amendment No. 1 to Schedule 13D, dated June 30, 1996, filed with respect to the common stock, par value $.001 per share (the "Common Stock"), of Biofield Corp., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms not otherwise defined herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2 is hereby amended and restated in its entirety as follows:

          This Statement is being filed by GS Capital Partners, L.P. ("GSCP"), GS Advisors, L.P. ("GS Advisors, L.P."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and, together with Goldman Sachs, GS Advisors, L.P., and GSCP, the "Filing Persons").*

[FN]
* Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than Section 13(d) of the Securities Exchange Act of 1934.

          As of the date hereof, Goldman Sachs and GS Group may be deemed for purposes of this statement to beneficially own 2,160,793 shares of Common Stock through certain limited partnerships including GSCP (together, the "Limited Partnerships"), of which affiliates of Goldman Sachs and GS Group are the general partner or the managing general partner. In addition, as of June 30, 1997, GS Group may be deemed to beneficially own 5,833 shares of Common Stock issuable upon exercise of options granted pursuant to the Company's Stock Option Plan for Non-Employee Directors. Goldman Sachs and GS Group each disclaim beneficial ownership of shares of Common Stock beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates.

          GSCP, a Delaware limited partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. GS Advisors, a Delaware limited partnership, is the sole general partner of GSCP. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. ("NYSE") and other national exchanges. Goldman Sachs also serves as the investment manager for GSCP. GS Group, one of the general partners of Goldman Sachs, owns a 99% interest in Goldman Sachs. GS Group is a Delaware limited partnership and holding partnership that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. The other general partner of Goldman Sachs is The Goldman, Sachs & Co. L.L.C., a Delaware limited liability company ("GS L.L.C.") which is wholly-owned by GS Group, and The Goldman Sachs Corporation, a Delaware corporation ("GS Corp."). GS Corp. is the sole general partner of GS Group. The principal business address of each Filing Person, GS L.L.C. and GS Corp., is 85 Broad Street, New York, NY 10004.

          The name, business address, present principal occupation or employment and citizenship of each director of GS Corp. and GS L.L.C. and of each member of the executive committees of GS Corp., GS L.L.C., GS Group and Goldman Sachs are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each director and each executive officer of GS Advisors, Inc., a Delaware corporation that is the sole general partner of GS Advisors, are set forth in Schedule II hereto and are incorporated herein by reference.

          During the last five years, none of the Filing Persons, or, to the knowledge of each of the Filing Persons, any of the persons listed on Schedule I or II hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth in Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by adding the following paragraph immediately prior to the last paragraph:

          As further described in item 6, the Company is considering issuing shares of Common Stock in a private placement (the "Offering") and the Limited Partnerships have committed to purchase shares of Common Stock in that Offering. Additionally, in connection with and subject to the consummation of the Offering, the Company will be seeking to exchange its outstanding warrants to purchase up to 1,785,994 shares of Common Stock for 730,651 shares of Common Stock. In connection with such exchange, the Limited Partnerships intend to exchange all of their 1,089,329 Warrants for approximately 445,000 shares of Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5(a) is hereby amended and restated in its entirety as follows:

          (a) As described in Item 3, the Limited Partnerships purchased Securities Units consisting of an aggregate of 1,777,778 shares of Series C Preferred Stock, 888,891 Series D Warrants and 888,887 Adjustable Warrants pursuant to the Purchase Agreement and 200,000 shares of Common Stock in the IPO. The Company effected a 2.04-for-one reverse stock split as of February 26, 1996. Upon the completion of the IPO: (i) each share of Series C Preferred Stock automatically converted into 0.4902 shares of Common Stock and (ii) each Warrant automatically became exercisable for 0.4902 shares of Common Stock. Under the Purchase Agreement, the Limited Partnerships had the right, upon the occurrence of certain events, to receive warrants to purchase an aggregate of 217,865 shares of Common Stock at an exercise price of $9.18 per share (the "Additional Adjustable Warrants", and the term "Adjustable Warrants" includes such Additional Adjustable Warrants). One of those events occurred on June 30, 1996, and accordingly, the Limited Partnerships acquired the 217,865 Additional Adjustable Warrants as of that date. As a result, as of June 30, 1996, GSCP beneficially owned 964,320 shares of Common Stock, Series D Warrants to purchase 392,160 shares of Common Stock at an exercise price of $12.24 per share and Adjustable Warrants to purchase 588,240 shares of Common Stock at an exercise price of $9.18 per share. In its Form 10-Q for the quarterly period ended June 30, 1997, the Company disclosed that 6,493,300 shares of Common Stock were outstanding. Based on that number of outstanding shares, the number of shares owned by GSCP (assuming that none of the Warrants held by the Limited Partnerships and none of the Directors Options (as hereinafter defined) are exercised) represent approximately 14.9% of the outstanding shares of Common Stock. The Company has also informed us that the Filing Persons of September 10, 1997 owned 1,971,692 outstanding warrants to purchase Common Stock. Assuming GSCP exercises all of its Warrants, but that no other Warrants are exercised, GSCP would own approximately 26.0% of the outstanding shares of Common Stock. Assuming that all of the outstanding Warrants are exercised (including the Warrants owned by GSCP), GSCP would own approximately 22.9% of the outstanding shares of Common Stock.

          Goldman Sachs may be deemed to hold through the Limited Partnerships, for purposes of this Statement, the beneficial ownership of 1,071,464 shares of Common Stock, Series D Warrants to purchase 435,733 shares of Common Stock at an exercise price of $12.24 per share and Adjustable Warrants to purchase 653,596 shares of Common Stock at an exercise price of $9.18 per share. Such number of shares of Common Stock (assuming that none of the Warrants held by the Limited Partnerships and none of the Directors Options are exercised) represent approximately 16.5% of the outstanding shares of Common Stock. Assuming that the Limited Partnerships exercise all of their Warrants, but that no other Warrants are exercised, Goldman Sachs would beneficially own approximately 28.5% of the outstanding shares of Common Stock. Assuming that all of the outstanding Warrants are exercised (including the Warrants owned by the Limited Partnerships), Goldman Sachs would beneficially own approximately 25.5% of the outstanding shares of Common Stock.

          On June 20, 1996, a managing director of Goldman Sachs in his capacity as GSCP's designee to the Board of Directors, received options to purchase 10,000 shares of Common Stock pursuant to the Company's 1996 Stock Option Plan for Non-Employee Directors (the "Non-Employee Director Stock Plan") at an exercise price of $11.00 per share (the "Initial Directors Options"). In addition, on June 5, 1997, such managing director received options to purchase an additional 2,500 shares of Common Stock under the Non-Employee Directors Stock Plan at an exercise price of $4.50 per share (the "Additional Directors Options" and together with the Initial Directors Options, the "Directors Options"). Such managing director has an agreement with GS Group pursuant to which he holds these Directors Options for the benefit of GS Group. None of the Directors Options has been exercised.

          GS Group may be deemed to hold through the Limited Partnerships, for purposes of this Statement, the beneficial ownership of 1,071,464 shares of Common Stock, Series D Warrants to purchase 435,733 shares of Common Stock at an exercise price of $12.24 per share and Adjustable Warrants to purchase 653,596 shares of Common Stock at an exercise price of $9.18 per share. GS Group may also be deemed to beneficially own Initial Directors Options to purchase 3,333 shares of Common Stock at an exercise price of $11.00 per share and Additional Directors Options to purchase 2,500 shares of Common Stock at an exercise price of $4.50 per share. Such number of shares of Common Stock (assuming that none of the Warrants held by the Limited Partnerships and none of the Directors Options are exercised) represent approximately 16.5% of the outstanding shares of Common Stock. Assuming that the Limited Partnerships exercise all of their Warrants, but that no other Warrants are exercised, and all of the 5,833 Directors Options beneficially owned by GS Group are exercised, GS Group would beneficially own approximately 28.6% of the outstanding shares of Common Stock (approximately 28.6% assuming all of the 12,500 Directors Options are exercised). Assuming that all of the outstanding Warrants are exercised (including the Warrants owned by the Limited Partnerships) and all of the 5,833 Directors Options beneficially owned by GS Group are exercised, GS Group would beneficially own approximately 25.6% of the outstanding shares of Common Stock (approximately 25.6% assuming all of the 12,500 Directors Options are exercised).

          As described in Item 4, under the Purchase Agreement the Other Investors have agreed to vote all of the shares of Common Stock of the Company owned by them for the election of GSCP's nominee for Board Member. Based on the information contained in the registration statement relating to the IPO in March of 1996 and assuming that the Other Investors continue to hold all of the Securities Units acquired pursuant to the Purchase Agreement and do not otherwise beneficially own any shares of Common Stock, then, as of December 31, 1996, the Other Investors own in the aggregate approximately 2,644,563 shares of Common Stock (approximately 40.7% of the outstanding shares of Common Stock) and 696,677 Warrants (including 139,327 Additional Adjustable Warrants acquired by the Other Investors as of June 30, 1996). Assuming that the Other Investors exercise all of their Warrants, but that no other Warrants are exercised, the Other Investors would beneficially own approximately 46.5% of the outstanding shares of Common Stock. Assuming that all of the outstanding Warrants are exercised (including the Warrants owned by the Limited Partnerships and Other Investors), the Other Investors would own approximately 39.5% of the outstanding shares of Common Stock. The foregoing information relating to the Other Investors is contained in the registration statement relating to the IPO, and the Filing Persons have no information regarding the current holding of the Other Investors.

          None of the Filing Persons, and to the knowledge of each of the Filing Persons, none of the Limited Partnerships that is not a Filing Person, beneficially owns any shares of Common Stock other than as set forth herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended by adding the following paragraph after the paragraph with the heading "Lock-up":

          Options. The Initial Directors Options, which were deemed granted as of January 29, 1996, were granted pursuant to a Stock Option Letter Agreement for Non-Employee Directors, dated June 20, 1996 (the "Option Agreement"). The Initial Directors Options vest in three equal installments on the first, second and third anniversaries of the date of grant. Accordingly, options to purchase 3,333 shares of Common Stock are currently exercisable. The Initial Directors Options expire on the earlier of the tenth anniversary of the date of grant or one year from cessation of service as a director.

          The Additional Directors Options were granted on June 5, 1997 and are currently vested. The Additional Directors Options expire on the earlier of the tenth anniversary of the date of grant or one year from cessation of service as a director. A copy of the Option Agreement and the Non-Employee Director Stock Plan is attached as Exhibit (6).

          Private Placement. The Company is considering issuing shares of Common Stock in a private placement (the "Offering"), and the Limited Partnerships have committed to invest (i) $1 million in the Offering if at least $6 million is invested in the Offering by other investors, (ii) $1.5 million in the Offering if at least $7 million is invested in the Offering by other investors and (iii) $2 million in the Offering if at least $8 million is invested in the Offering by other investors. The shares of Common Stock to be issued in the Offering would be restricted securities. However, the Company has indicated that it would file as soon as reasonably practicable after the closing of the Offering, a registration statement on Form S-3 covering resales of such shares and to maintain the effectiveness of such registration statement with respect to an investor until the securities registered therein by such investor are sold or are eligible to be sold pursuant to Rule 144(k). The Company and the holders of Common Stock would enter into "lock-up" agreements in connection with the consummation of the Offering that would restrict the holders' ability to sell such shares.

          Warrant Exchange. Concurrent with, and subject to, the completion of the Offering, the Company plans to exchange its outstanding Warrants to purchase up to 1,785,994 shares of Common Stock for 730,651 shares of Common Stock. In connection with such exchange, the Limited Partnerships intend to exchange all of their 1,089,329 Warrants for approximately 445,000 shares of Common Stock. The shares of Common Stock to be issued in connection with the Warrant exchange (i) would be restricted securities but would be entitled to registration rights under the Registration Rights Agreement and (ii) would be subject to "lock-up" restrictions to be entered into upon consummation of the Offering.

          Item 6 is further amended by deleting the second to last paragraph and inserting the following in lieu thereof:

          The foregoing descriptions of the Purchase Agreement, the letter from the Company to GSCP, dated March 18, 1996, the Registration Rights Agreement, the Lock-up Agreement, the Option Agreement and the Non-Employee Director Stock Plan in this Statement are qualified in their entirety by reference to the Purchase Agreement, such letter, the Registration Rights Agreement, the Lock-up Agreement, the Option Agreement and the Non-Employee Director Stock Plan, copies of which are filed as Exhibits (1), (2), (3), (4), and
(5), respectively, and are incorporated by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended and restated in its entirety as follows:

     (1) Preferred Stock and Warrant Purchase Agreement by and among the Company and the purchasers of Securities Units, dated as of March 3, 1995, as amended (incorporated herein by reference to Exhibits 10.10 and 10.11 to the Company's
          Registration Statement on Form S-1 No. 333-0796)

     (2)  Letter from the Company to GSCP, dated March 18, 1996

     (3) Registration Rights Agreement by and among the Company and the purchasers of Securities Units, dated as of March 3, 1995, as amended (incorporated herein by reference to Exhibits 10.12 and 10.13 to the Company's Registration Statement on Form S-1 No. 333-0796)

     (4)  Lock-up Agreement

     (5) Stock Option Letter Agreement for Non-Employee Directors; Biofield Corp. 1996 Stock Option Plan for Non-Employee
          Directors

     (6)  Joint Filing Agreement


                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 17, 1997


                            GOLDMAN, SACHS & CO.

                            By:      /s/ Richard A. Friedman
                               ---------------------------------------
                            Name:  Richard A. Friedman
                            Title: Managing Director


                            THE GOLDMAN SACHS GROUP, L.P.
                            By:  The Goldman Sachs Corporation,
                                 its general partner

                            By:     /s/ Richard A. Friedman
                               ---------------------------------------
                            Name:  Richard A. Friedman
                            Title: Executive Vice President


                            GS ADVISORS, L.P.
                            By:  GS Advisors, Inc., its general partner

                            By:     /s/ Richard A. Friedman
                               ---------------------------------------
                            Name:  Richard A. Friedman
                            Title: President


                            GS CAPITAL PARTNERS, L.P.
                            By:  GS Advisors, L.P., its general partner
                            By:  GS Advisors, Inc., its general partner

                            By:     /s/ Richard A. Friedman
                               ---------------------------------------
                            Name:  Richard A. Friedman
                            Title: President


                              SCHEDULE I


          The name of each director of The Goldman Sachs Corporation and The Goldman, Sachs & Co. L.L.C. and of each member of the executive committees of The Goldman Sachs Corporation, The Goldman Sachs & Co. L.L.C., The Goldman Sachs Group, L.P. and Goldman, Sachs & Co. is set forth below. The business address of each person listed below except John A. Thain and John L. Thornton is 85 Broad Street, New York, NY 10004. The business address of John A. Thain and John L. Thornton is 133 Fleet Street, London EC4A 2BB, England. Each person is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is as a managing director of Goldman, Sachs & Co. or another Goldman Sachs operating entity and as a member of the executive committee.


Jon Z. Corzine

Henry M. Paulson, Jr.

Roy J. Zuckerberg

Robert J. Hurst

John A. Thain

John L. Thornton


                              SCHEDULE II


          The name, position and present principal occupation of each director and executive officer of GS Advisors, Inc., the sole general partner of GS Advisors, L.P., which is the sole general partner of GS Capital Partners, L.P., are set forth below.

          The business address for all the executive officers and directors listed below except Henry Cornell is 85 Broad Street, New York, New York 10004. The business address of Henry Cornell is 3
Garden Road, Hong Kong.

          All executive officers and directors listed below are United States citizens.

Name                       Position                               Present Principal Occupation
----                       --------                               ----------------------------
Richard A. Friedman        Director/President                     Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole         Director/Vice President                Managing Director of Goldman, Sachs & Co.
Carla H. Skodinski         Vice President/Secretary               Vice President of Goldman, Sachs & Co.
Elizabeth S. Cogan         Treasurer                              Vice President of Goldman, Sachs & Co.
Joseph H. Gleberman        Director/ Vice President               Managing Director of Goldman, Sachs & Co.
Henry Cornell              Vice President                         Managing Director of Goldman, Sachs (Asia) L.L.C.
Barry S. Volpert           Director/Vice President                Managing Director of Goldman, Sachs & Co.
Eve M. Gerriets            Vice President/Assistant Secretary     Vice President of Goldman, Sachs & Co.
David J. Greenwald         Assistant Secretary                    Vice President of Goldman, Sachs & Co.
C. Douglas Fuge            Assistant Treasurer                    Managing Director of Goldman, Sachs & Co.
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                             SCHEDULE III

          In settlement of Securities and Exchange Commission
Administrative Proceeding File No. 3-7646 In the Matter of the
Distribution of Securities Issued by Certain Government Sponsored
Enterprises, Goldman, Sachs & Co. (the "Firm"), along with numerous other securities firms, without admitting or denying any of the findings of the Securities and Exchange Commission (the "SEC") consented to the entry of an Order, dated January 16, 1992. The SEC found that the Firm, in connection with its participation in the primary distributions of certain unsecured debt securities issued by Government Sponsored Enterprises ("GSEs"), made and kept certain records that did not accurately reflect the Firm's customers' orders for GSEs' securities and/or offers, purchases or sales by the Firm of the GSEs' securities effected by the Firm in violation of Section
17(a) of the Securities Exchange Act of 1934, as amended (the
"Exchange Act"), and 17 C.F.R. Sections 240.17a-3 and 240.17a-4.

          The Firm was ordered to cease and desist from committing or causing future violations of the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs, pay a civil money penalty to the United States Treasury in the amount of $100,000 and maintain policies and procedures reasonably designed to ensure the Firm's future compliance with the aforementioned sections of the Exchange Act in connection with any primary distributions of unsecured debt securities issued by the GSEs.

          In Securities and Exchange Commission Administrative
Proceeding File No. 3-8282 In the Matter of Goldman, Sachs & Co., the
Firm, without admitting or denying any of the SEC's allegations, settled administrative proceedings involving alleged books and records and supervisory violations relating to eleven trades of U.S. Treasury securities in the secondary markets in 1985 and 1986. The SEC alleged that the Firm had failed to maintain certain records required pursuant to Section 17(a) of the Exchange Act and had also failed to supervise activities relating to the aforementioned trades in violation of
Section 15(b)(4)(E) of the Exchange Act.

          The Firm was ordered to cease and desist from committing or causing any violation of the aforementioned sections of the Exchange
Act, pay a civil money penalty to the SEC in the amount of $250,000 and establish policies and procedures reasonably designed to assure compliance with Section 17(a) of the Exchange Act and Rules 17a-3 and 17a-4 thereunder.


                           INDEX OF EXHIBITS


     (1) Preferred Stock and Warrant Purchase Agreement by and among the Company and the purchasers of Securities Units, dated as of March 3, 1995, as amended (incorporated herein by reference to Exhibits 10.10 and 10.11 to the Company's
          Registration Statement on Form S-1 No. 333-0796)

     (2)  Letter from the Company to GSCP, dated March 18, 1996

     (3) Registration Rights Agreement by and among the Company and the purchasers of Securities Units, dated as of March 3, 1995, as amended (incorporated herein by reference to Exhibits 10.12 and 10.13 to the Company's Registration
          Statement on Form S-1 No. 333-0796)

     (4)  Lock-up Agreement

     (5)  Stock Option Letter Agreement for Non-Employee Directors;
          Biofield Corp. 1996 Stock Option Plan for Non-Employee
          Directors

     (6)  Joint Filing Agreement